Filed pursuant to Rule 424(b)(3)

File No. 333-261775

OAKTREE STRATEGIC CREDIT FUND

SUPPLEMENT NO. 3 DATED NOVEMBER 18, 2024

TO THE PROSPECTUS DATED MAY 13, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Strategic Credit Fund (“we,” “our” or the “Company”), dated May 13, 2024 (as supplemented to date, the “Prospectus”). The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to amend, supplement or modify certain information contained in the Prospectus.

On November 18, 2024, Raghav Khanna was elected as Co-Chief Investment Officer of the Company. Mr. Khanna, 41, is a managing director within Oaktree’s Global Private Debt strategy where he is a co-portfolio manager for its Strategic Credit platform and an investment committee member for its Direct Lending platform. He first joined Oaktree in 2012 as a member of the Global Opportunities group before becoming a founding member of the Strategic Credit strategy in 2014. Prior to joining Oaktree, Mr. Khanna was an investment professional at the Carlyle Group focusing on buyout opportunities in the financial services space and an analyst at Goldman Sachs. Mr. Khanna received a B.S. degree in electrical engineering and economics from Yale University and an M.B.A. from the Stanford Graduate School of Business.